Exhibit 1

FOR IMMEDIATE RELEASE	18 JANUARY 2016

WPP PLC (“WPP”)

Cohn & Wolfe acquires majority stake in Máquina in Brazil

WPP announces that its wholly-owned operating company Cohn & Wolfe, a leading communications agency, has acquired a majority stake in Grupo Máquina (“Máquina”), one of Brazil’s largest and most widely respected public relations and public affairs groups.

Máquina’s unaudited gross revenues for the year ended 31 December 2014 were R$60 million with gross assets of approximately R$20 million at the same date. Clients include Ambev, BRMalls, BRF, Carrefour, Credit Suisse, Grupo Estacio, Insper, Gafisa, GP Investments, Kraft Heinz, Hypermarcas, EY, Qualicorp, Raizen, Xerox and B2W/Lojas Americanas. Founded in 1995, the agency is based in São Paulo with offices in Rio de Janeiro and Brasília. It employs 240 people.

Máquina was named the Best PR Agency in Brazil four times at the prestigious Comunique-se Awards. Máquina is known for its digital and integrated communications work across numerous industries, including finance, education, consumer technology, retail, entertainment, government and tourism. The agency has specialty divisions focused on digital, video content, branding, advertising and package design services.

This investment continues WPP’s strategy of investing in fast growing markets and sectors and its commitment to developing its strategic networks throughout the Brazilian market. Collectively (including associates and investments) Group companies generate revenues of around US$600 million and employ over 6,000 people in Brazil, WPP’s seventh largest market. In Latin America, WPP companies (including associates and investments) collectively generate revenues of over US$1.6 billion and employ over 21,000 people.

WPP’s public relations and public affairs companies collectively generate revenues (including associates and investments) of US$2 billion and employ over 11,000 people worldwide.

Contact:
Feona McEwan, WPP	+ 44(0) 207 408 2204
Kevin McCormack, WPP	+1 (212) 632 2239